Exhibit 99.2

ASX ANNOUNCEMENT

March 8th, 2007

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Retraction of Announcement

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) wishes to retract the announcement which it released to the Market earlier today and, in particular, the statement that ASIC’s inquiries “do not involve any activities of the Company itself nor any Executives acting in their executive capacities”.

The Company advises that an announcement clarifying this statement will be issued as soon as practicable.

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FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Mr. Tom Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 9415 1135